Oncolytics Biotech® Announces AWARE-1 Data Presented at the 34th Annual Meeting of the Society for Immunotherapy of Cancer

Immuno-oncolytic virus replicates exclusively in tumor tissue and induces new T cell clones

Decrease in regulatory T cells leads to increased
immune surveillance to fight cancer

SAN DIEGO, CA and CALGARY, AB, November 8, 2019 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, announced a poster presentation today at the annual meeting of the Society for Immunotherapy of Cancer (SITC), highlighting data from the AWARE-1 study in early breast cancer. The 34th Annual SITC Meeting is being held November 6-10, 2019 at the Gaylord National Hotel & Convention Center in National Harbor, Maryland.

“This is the first-time our biomarker data from AWARE-1 has been presented at a major academic conference,” said Dr. Rita Laeufle, Chief Medical Officer of Oncolytics Biotech. “The primary objective of this study is to evaluate changes in the immune environment of patients diagnosed with early stage breast cancer using our biomarker of T cell clonality measured by CelTIL score. This measures a change or expansion of infiltrating immune cells and importantly, an increase in CelTIL is known to correlate with a positive patient outcome.  This initial data shows replication of pelareorep occurs exclusively in tumor tissue and there is an increase in CelTIL through the expansion of existing T cells, and most importantly, through the creation of new T cell clones. We continue to show that pelareorep changes the immunogenetic environment within the tumor, and the results of this early stage breast cancer study support our use of this biomarker and its value in predicting tumor response in our upcoming BRACELET-1 study in hormone receptor positive metastatic breast cancer.”

The next patient cohort to report from AWARE-1 focuses on patients receiving pelareorep and the standard of care, without Tecentriq. This cohort will allow for the comparison of patients treated with standard of care plus pelareorep, to patients receiving the standard of care, plus pelareorep, plus Tecentriq. This will be the first data from AWARE-1 to confirm the impact pelareorep has on enhancing the anti-tumor T cell response both on its own, and in combination with a checkpoint inhibitor.

The poster, “A window-of-opportunity Study of pelareorep in Early Breast Cancer (AWARE-1)”, was authored by AWARE-1 principal investigator, Aleix Prat, et al, and presented by Dr. Patricia Villagrasa, Scientific Director at SOLTI Innovative Breast Cancer Research. The AWARE-1 study continues to screen and enroll patients and we expect to provide interim data before the end of the year and final results in the first half of 2020.

SITC Presentation Details

•	Title: A window-of-opportunity Study of pelareorep in Early Breast Cancer (AWARE-1)

•	Abstract ID: P373

•	Poster Presentation - Friday, Nov. 8, 7:00 am - 8:00 pm

•	Location: Poster Hall (Prince George AB)

About AWARE-1
AWARE-1 is an open label window-of-opportunity study in early stage breast cancer that will enroll 38 patients into five cohorts:

•	Cohort 1 (n=10), HR+ / HER2- (pelareorep + letrozole)

•	Cohort 2 (n=10), HR+ / HER2- (pelareorep + letrozole + atezolizumab)

•	Cohort 3 (n=6), TNBC (pelareorep + atezolizumab)

•	Cohort 4 (n=6), HR+ / HER2+ (pelareorep + trastuzumab + atezolizumab)

•	Cohort 5 (n=6), HR- / HER2+ (pelareorep + trastuzumab + atezolizumab)

The study combines the standard of care by breast cancer subtype with pelareorep and atezolizumab. Patients are biopsied on day one followed immediately by treatment, then again on day three, and a final biopsy after three weeks, on the day of their mastectomy. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy and to provide comprehensive biomarker data by breast cancer sub-type. The primary endpoint of the study is overall CelTIL (a measurement of cellularity and tumor-infiltrating lymphocytes). Secondary endpoints for the study include CelTIL by breast cancer subtype, safety and tumor, and blood-based biomarkers.

The study is being coordinated by Dr. Aleix Prat, Head of Medical Oncology at the Hospital Clínic of Barcelona, Associate Professor of the University of Barcelona and the Head of the Translational Genomics and Targeted Therapeutics in Solid Tumors Group at August Pi i Sunyer Biomedical Research Institute (IDIBAPS) and member of Oncolytics' Scientific Advisory Board.

About Breast Cancer
Breast cancer is the most common cancer in women worldwide, with over two million new cases diagnosed in 2018, representing about 25 percent of all cancers in women. Incidence rates vary widely across the world, from 27 per 100,000 in Middle Africa and Eastern Asia to 85 per 100,000 in Northern America. It is the fifth most common cause of death from cancer in women globally, with an estimated 522,000 deaths.

Breast cancer starts when cells in the breast begin to grow out of control. These cells usually form a tumor that can often be seen on an x-ray or felt as a lump. The malignant tumor (cancer) is getting worse when the cells grow into (invade) surrounding tissues or spread (metastasize) to distant areas of the body.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Oncolytics Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact for Oncolytics Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com